

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3030

June 22, 2009

VIA U.S. MAIL

Mr. John J. Molinelli
Executive Vice President - Chief Financial Officer
AMETEK, Inc.
37 North Valley Road, Building 4
Paoli, PA 19301-0801

      Re: **AMETEK, Inc.**
                Form 10-K for the year ended December 31, 2008
                Filed February 26, 2009
                File No. 001-12981

Dear Mr. Molinelli:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                Sincerely,

                Brian Cascio
                Accounting Branch Chief